INTERNATIONAL
                                   ISI    STRATEGY &
                                          INVESTMENT




November 7, 2008

                                                              FILED VIA EDGAR
                                                              ---------------
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Re:   ISI Family of Funds
      ISI Strategy Fund, Inc.                      File No. 333-31127
      Managed Municipal Fund, Inc.                 File No. 033-32819
      North American Government Bond Fund, Inc.    File No. 033-53598
      Total Return US Treasury Fund, Inc.          File No. 033-12179

Ladies and Gentlemen:

      ISI Strategy Fund, Inc., Managed Municipal Fund, Inc., North American Government Bond Fund, Inc. and Total Return US Treasury Fund, Inc. (collectively the "Funds"), in accordance with Rule 17g-1 under the Investment Company Act of 1940 (the "1940 Act"), hereby provide the following in connection with the Funds' fidelity bond:

      1. A copy of the fidelity bond (the "Bond") (attached as EX99-1).

      2. A copy of the resolutions approving the Bond, which were adopted by the Board of Directors of the Funds, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Funds (attached as EX99-2).

      3. A copy of a joint insured agreement entered into as of November 1, 2006, pursuant to paragraph (f) of Rule 17g-1 (attached as EX99-3).

      Premiums have been paid through the policy period ending on November 1, 2009.

      Please contact the undersigned at 513-587-3403 if you have any questions concerning this filing.


Very truly yours,

/s/ John F. Splain

John F. Splain
Assistant Secretary


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Distributed by ISI Group Inc.    P.O. Box 46707    Cincinnati, Ohio 45246     1-800-882-8585
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